Exhibit 99.1

Board Diversity Matrix	Bit Digital, Inc.
Country of Principal Executive Offices	United States
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of 12/31/2022				As of 12/31/2023
Total Number of Directors	5				5
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0	1	4	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1				1
LGBTQ+	1				1
Did Not Disclose Demographic Background	0				0